Exhibit 99.1

Tricom Announces Change in Independent Auditors

SANTO DOMINGO, Dominican Republic, March 29 — The Board of Directors of Tricom, S.A. (OTC Pink Sheets: TRICY) today announced that Sotomayor & Associates, LLP has been retained to act as the Company’s auditors for the year ended December 31, 2004, succeeding the member firm of KPMG International located in the Dominican Republic (KPMG - Dominican Republic). The auditor relationship between Tricom and KPMG - Dominican Republic will cease upon the completion of the audit for the year ended December 31, 2003.

On November 4, 2004, the Company announced that the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 was being delayed pending further clarification of the purchase, in December 2002, of 21,212,121 shares of Tricom’s Class A common stock by a group of investors for an aggregate purchase price of approximately US$70 million with funds loaned to the investors by a bank formerly affiliated with GFN Corp., Tricom’s largest shareholder. Tricom’s Board of Directors has appointed a special committee to examine and provide an independent review and evaluation of the above-mentioned transaction.

Sotomayor & Associates, LLP is a Public Company Accounting Oversight Board (PCAOB) registered independent public accounting firm with its principal offices in Pasadena, California. The firm has acted as independent auditor to Tricom USA, the Company’s wholly owned subsidiary in the United States, since 1999.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit http://www.tricom.net.

For Further Information, Contact:

Miguel Guerrero, Investor Relations

Ph (809) 476-4044 / 4012

e-mail: investor.relations@Tricom.net